EXHIBIT 99.10

Press Release

Total Inaugurates New Caledonia’s Largest Solar Power Plant

With Energy Storage

Paris, November 27, 2019 – Total Quadran, a wholly owned Total subsidiary involved in the production of renewable electricity in France and its overseas territories, starts up Hélio Boulouparis 2, the largest solar power plant with energy storage in overseas France. The plant is the second tranche of the solar park which is the most extensive solar program ever carried out in New Caledonia. The first tranche, Hélio Boulouparis 1, was put on stream in 2017.

Equipped with more than 58,000 solar panels, the plant has installed capacity of nearly 16 megawatts-peak (MWp), enough to cover the energy needs of over 21,000 residents of New Caledonia.

The plant will feature a lithium-ion energy storage system (ESS) with a capacity of nearly 10 MW. The combination of a large photovoltaic system with an ESS allows to contribute to improving quality and reliability of the electricity grid for the benefit of the local population.

“With nearly 60% of the total photovoltaic capacity installed in New Caledonia, Total Quadran is positioned as the first player in the New Caledonian solar market,” said Thierry Muller, General Manager of Total Quadran. “As a historical player in the territory, Total is proud to be able to contribute to a less carbon-intensive energy mix of the region, while promoting the integration of renewables into the electricity grid through appropriate storage facilities.”

“The territorial aspect of these projects is crucial. They can only be carried out if local institutions are on board and with a strong support from all local stakeholders,” explained Stefan Sontheimer, Director of Total Quadran’s Pacific agency. “In all, 200 people from companies in New Caledonia worked on the project. They were involved at each stage, from site selection, design, permits and financing on through to construction and now operation and maintenance.”

* * * * *

About Total Quadran

A pioneer in renewable energies in France, Total Quadran develops, builds and operates facilities to produce electricity from renewable sources, including wind, solar, hydro and biogas. The company has a solid footprint in France and its overseas territories. Total Quadran currently operates over 300 renewable power production sites, or an aggregate installed capacity of nearly 900 MW, that generate 1675 GWh of renewable electricity a year. This corresponds to the annual consumption of close to 1.5 million people and avoided CO2 emissions of nearly 560,000 tons a year.

Present in New Caledonia for more than 20 years, Total Quadran is the leading local independent producer of 100%-renewable electricity. It manages 7 solar power plants with a cumulated capacity of 50 MWp. Nearly 140,000 residents of New Caledonia use the clean energy produced by Total Quadran.

Total and Low-Carbon Electricity

Total integrates climate change into its strategy and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that could account for 15 to 20% of its sales by 2040. Total’s gross low-carbon power generation capacity worldwide is currently around 7 gigawatts, of which over 3 gigawatts from renewable energies.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Quadran Contacts

Elodie Billerey : +33 4 67 32 63 35 or +33 6 69 99 38 95 l e.billerey@quadran.fr

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise